October 24, 2016

Via EDGAR and e-mail

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549

E-mail: shainessj@sec.gov

Re:    NII International Telecom S.C.A.
Request for Withdrawal
Registration Statement on Form S-4 Filed on February 28, 2014 File No. 333-194232

Dear Mr. Spirgel:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, NII International Telecom S.C.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective as of the date hereof or at the earliest practicable date hereafter, the Company’s Registration Statement on Form S-4 filed February 28, 2014 (File No. 333-194232) together with all exhibits thereto (collectively, the “Registration Statement”).

On September 15, 2015, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On June 19, 2015, the Bankruptcy Court entered an order approving and confirming the Company’s joint plan of reorganization, dated April 20, 2015 (the “Plan of Reorganization”). On June 26, 2016, the conditions of the Bankruptcy Court’s order and the Plan of Reorganization were satisfied, the Plan of Reorganization became effective and the Company emerged from the Chapter 11 proceedings. In connection with the effectiveness of the Plan of Reorganization, the senior notes and related guarantees covered by the “Registration Statement” were canceled.

For the foregoing reasons, the Company no longer has a need to have the Registration Statement declared effective and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Company confirms that no securities have been issued or sold pursuant to the Registration Statement.

Very truly yours,

NII HOLDINGS, INC. on behalf of its wholly-owned subsidiary
NII INTERNATIONAL TELECOM S.C.A.

By: /s/ Shana C. Smith
Name: Shana C. Smith
Title: General Counsel